03 MAY 19 AM 7:21

SEGA®

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

May 8, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459



03050568

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the revision to the consolidated financial result forecast
- Notice of the withdrawal of the business integration with Sammy Corp.

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,



Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION



May 8, 2003
SEGA CORPORATION
Hideki Sato, President
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the Revisions to the Consolidated Financial Results Forecasts

SEGA CORPORATION has revised its results forecast for the year ended March 31, 2003, which was originally announced on February 13, 2003. The details of the revisions are as follows.

1. Revisions to the Consolidated Financial Results Forecasts for the Year Ended March 31, 2003

Consolidated Financial Results Forecasts for the Year Ended March 31, 2003
(April 1, 2002 to March 31, 2003)

Millions of yen

	Net Sales	Recurring Profit	Net Income (Loss)
Previously announced Forecast (A)	195,000	6,000	500
Revised Forecast (B)	197,000	7,700	3,000
Difference (B-A)	2,000	1,700	2,500
Differential Ratio (%)	1.0%	28.3%	500.0%
Results for the Previous Year	206,334	12,471	(17,829)

2. Revisions to the Non-Consolidated Financial Results Forecasts for the Year Ended March 31, 2003

Non-Consolidated Financial Results Forecasts for the Year Ended March 31, 2003
(April 1, 2002 to March 31, 2003)

Millions of yen

	Net Sales	Recurring Profit	Net Loss
Previously announced Forecast (A)	97,000	1,800	(3,000)
Revised Forecast (B)	100,000	1,900	(2,600)
Difference (B-A)	3,000	100	400
Differential Ratio (%)	3.1%	5.5%	13.3%
Results for the Previous Year	106,550	4,718	(20,766)

3. Reasons for Revisions to the Consolidated Results Forecasts

1) Net Sales

In amusement machine sales, due to the increase in the newly opened facilities industry-wide, demand for SEGA's popular product *Star Horse 2002,* and regular products including *UFO catcher 7 and Print-ticker machines,* rose. Moreover sales of supplies for machines including player cards for *World Club Champion Football serie A 2001-2002* and print-ticker seal are expected to increase. In addition, in consumer business, sales unit results in Japan and North America are expected to be more than the projection announced in February 13, 2002.
On the other hand, net sales in amusement center operation are expected to be the same level as our projection.
Thus our net sales are expected to be 197.0 billion yen.

2) Recurring Profit

Recurring profit is expected to be more than the projection. The main factors for this upward revision are as follows; 1) increase of profit, accompanied with the upward revision for sales in amusement machine sales and consumer business, and 2) in consumer business, the effects of the reorganization of sales departments both in Japan and North America, and reduction of fixed cost and variable cost caused by change of cost structures.
Thus our recurring profit is expected to be 7.7 billion yen.

3) Net Income
Due to the above upward factors, our consolidated net sales is expected to be 3.0 billion yen.

(Reference)
Regarding to the non-consolidated financial result forecast, net sales, recurring profit, an
d net loss are expected to be 100 billion yen, 1.9 billion yen and 2.6 billion yen, respectively.

End

May 8, 2003
SEGA CORPORATION
Hideki Sato, President
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the Withdrawal of Business Integration with Sammy Corp

We are pleased to inform you that at the meeting of the board of directors held in May 8, 2003, SEGA CORPORATION (SEGA) resolved the withdrawal of the memorandum of understanding (MOU) signed in February 13, 2003 with SAMMY CORPORATION (Sammy). Details are as follows:

1. The reason for withdrawal of the business integration with Sammy

SEGA and Sammy signed the MOU in February 13, 2003, for business integration. After that, we prepared for the business integration at the meeting of the business integration committee. However, in the process of the talk, we could not get convergence of business integration.

We struggled to adjust each difference, however we concluded to withdraw the business integration.

2. Outlook for the future

We will have strategic partnerships and co-operations with Sammy in business as ever.

End